

January 3, 2024

Eva Yuk Yin Siu
Chairlady of the Board & CEO
Neo-Concept International Group Holdings Ltd
10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong

> **Re: Neo-Concept International Group Holdings Ltd**
> **Amendment No. 5 to**
> **Registration Statement on Form F-1**
> **Filed December 19, 2023**
> **File No. 333-275242**

Dear Eva Yuk Yin Siu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Amendment No. 5 to Registration Statement on Form F-1

Compensation of Directors and Executive Officers, page 98

1. Please update your compensation disclosure to reflect the most recently completed fiscal year. Refer to Part I, Item 4.a. of Form F-1 and Part I, Item 6.B. of Form 20-F.

Related Party Transactions, page 99

2. We reissue comment 2 of our letter dated May 18, 2023. Your disclosure in this section appears to be current as of June 30, 2023. Please update your disclosure to reflect transactions up to the date of the document. Please refer to Part I, Item 4.a. of Form F-1

and Part I, Item 7.B. of Form 20-F.

Index to Financial Statements, page F-1

3. We note that you are a nonpublic company registering its initial public offering of securities and that the audited financial statements included in the filing are now older than 12 months. To the extent you are relying on the 15-month requirement for the age of your financial statements, please file the representations outlined in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to the registration statement. Otherwise, please update the financial statements and other financial information in the filing to comply with Item 8.A.4 of Form 20-F.

Please contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Theodore Paraskevas